200 University Ave., Suite 300 Toronto, Ontario M5H 4H1 T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

January 19, 2016

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON RARE METALS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on January 18, 2016 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1	Proxy with Request for Financial Statements - Registered Shareholders
2	Voting Instruction Form with Request for Financial Statements - NOBOs
3	Notice of Meeting and Management Information Circular (Including Financial Statements and MD & A) - Registered Shareholders
4	Notice of Meeting and Management Information Circular- NOBO's Requesting Full Package
5	President's Letter- Registered Shareholders and NOBO's Requesting Full Package
6	Proxy Return Envelope

Yours truly,
TMX Equity Transfer Services

''Lori Winchester''
Senior Relationship Manager
Lori.Winchester@tmx.com

www.TMXEquityTransferServices.com